UF 5-12-05



SECURI[TIES AND EXCHANGE COMMI]SSION

05043112

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35226

SEC MAIL PROCESSING RECEIVED MAY 03 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CONCORD EQUITY GROUP, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

METRO PARK SOUTH, 100 MATAWAN ROAD
(No. and Street)

MATAWAN (City) N.J. (State) 07747-3912 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEE ARBUSH 732 335-0800 x223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PIROLLI, JAMES G.
(Name – *if individual, state last, first, middle name*)

207 BUCK ROAD, SUITE 1C (Address) HOLLAND (City) PA (State) 18966 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 5/17/2005

OATH OR AFFIRMATION

I, LEE ARGUSH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CONCORD EQUITY GROUP, L.L.C., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lee Argush
Signature

FINANCIAL PRINCIPAL
Title

Lauren M Scarano
LAUREN M. SCARANO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires
Notary Public

Sworn to and subscribed before me this 2 day of MAY, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X EXPENSE SHARING AGREEMENT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Capital Acquisition Partners, LLC.

SOFTWARE LICENSE AND SUPPORT AGREEMENT

This Software License and Support Agreement (this "**Agreement**") is entered into as of January 1,2004 ("**Effective Date**") by and between American Capital Acquisition Partners, Inc., ("**American Capital Acquisition Partners**"), and Concord Equity Group ("**Company**"), including any and all attached Exhibits, Schedules, and addenda amendments hereto. In consideration of the mutual promises and upon the terms and conditions set forth below, the parties agree as follows:

1. Definitions

1.1 "Company Material" means the information, software, or other material to be provided to American Capital Acquisition Partners by the Company pursuant to a Statement of Work, as set forth in the Statement of Work.

1.2 "Deliverable" means a deliverable developed or completed pursuant to any Statement of Work, and may consist of or include without limitation, customizations to the Licensed Software Products.

1.3 "Documentation" means any user instructions, manuals, and on-line help files regarding the use of the Licensed Software Products that American Capital Acquisition Partners provides Company in connection with the Licensed Software Products.

1.4 "Intellectual Property" means any and all (by whatever name or term known or designated) tangible and intangible and now known or hereafter existing copyrights (including derivative works, as defined by the United States Copyright Act), trademarks, trade names, trade secrets, know-how, patents, any other intellectual property and proprietary rights, of every kind and nature and however designated, and including all registrations, applications, renewals and extensions thereof.

1.5 "Licensed Software Products" means American Capital Acquisition Partners's proprietary Knowledge Broker software program in executable version (but not the source code version) set forth in **Exhibit A** and licensed by American Capital Acquisition Partners to Company under this Agreement and, includes Documentation, programming interfaces, modules and Updates.

1.6 "Maintenance and Support" has the meaning set forth in Section 5 of the Agreement and in **Exhibit B**.

1.7 "Server(s)" means the servers for which Company has purchased and fully paid licenses pursuant to Section 3.1 and **Exhibit A** of the Agreement.

1.8 "Service(s)" means certain installation, customization, implementation, system design, technical consulting, software modification or enhancement or other professional services as described in the Statement of Work.

1.9 "Statement of Work" means a document specifying the Service(s) to be performed by a party under this Agreement. Each Statement of Work shall be mutually agreed upon, executed by the parties, and attached as **Exhibit C** to this Agreement.

1.10 "Update" means a release or version of the Licensed Software Products containing functional enhancements, extensions, error corrections or fixes that American Capital Acquisition Partners generally makes available free of charge to its customers that have contracted for Maintenance and Support.

2. Grant of License

2.1 Grant. Subject to the terms and conditions of this Agreement, American Capital Acquisition Partners hereby grants to Company a non-exclusive, non-assignable (except pursuant to Section 14.5 below) license (without right of sublicense) to use the Licensed Software Products for internal productive use as further specified in **Exhibit A**.

2.2 Ownership of Licensed Software Products. The Licensed Software Products and all Intellectual Property Rights thereto and therein are and shall be owned by American Capital Acquisition Partners and its licensors and are protected by United States and international copyright laws and treaty provisions. The license of Licensed Software Products granted herein is not a sale and does not transfer to Company any title or ownership interest in or to the Licensed Software Products or any Intellectual Property Rights related thereto. Except for the rights expressly granted herein, American Capital Acquisition Partners and its licensors retain all of its right, title and interest in and to the Licensed Software Products and to any customizations, modifications, improvements, installation processes, customer evaluation or feedback, specifications or other materials developed in connection with the Licensed Software Products and all Intellectual Property Rights therein (collectively, "**Developments**"), whether prepared by American Capital Acquisition Partners or Company or any third party, solely or in-part, and whether prepared as a Deliverable or otherwise. Company hereby assigns to American Capital Acquisition Partners any ownership rights that it may otherwise have in the Developments and agrees to execute such documents and perform such acts as American Capital Acquisition Partners deems appropriate to perfect such assignment.

3. License Restrictions

3.1 License Use. Company shall only permit use of the Licensed Software Products in accordance with **Exhibit A**. Company may obtain additional licenses to the Licensed Software Products at American Capital Acquisition Partners's license fees or as detailed in **Exhibit A**. Company shall inform American Capital Acquisition Partners of the location of the Server(s) on which the software is installed.

3.2 Delivery and Copies. American Capital Acquisition Partners shall issue to Company one machine-readable copy of the Licensed Software Products in electronic version for use as authorized herein. American Capital Acquisition Partners may provide Company with additional electronic copies of the Documentation at American Capital Acquisition Partners's then-current charges. Additionally, Company may make one machine-readable copy of the Licensed Software Products solely for backup and archival purposes. Company shall not copy the Licensed Software Products, except as permitted by this Section.

3.3 Additional Restrictions. Company shall not itself, nor authorize, cause or permit any third party to:

(a) Copy, except as permitted in Section 3.2, modify, translate, or create derivative works of the Licensed Software Products;

(b) Reverse engineer, decompile, disassemble or otherwise attempt to reconstruct, identify or discover any source code, underlying ideas, underlying user interface techniques, or algorithms of the Licensed Software Products;

(c) Lend, lease, offer for sale, sell, or otherwise use the Licensed Software Products for the benefit of third parties; or

(d) Attempt to circumvent any license, timing, or use restrictions that are built into the Licensed Software Products.

3.4 Evaluation Right. Pursuant to a validly executed Trial Agreement, Company shall have the right during the "Proof-of-Concept" evaluation period to use the Software solely to verify compliance of any Enhancements with the Specifications.

4. License Fee

4.1 Fees. Company shall pay American Capital Acquisition Partners the license fees, Maintenance and Support fees and Consulting Services fees specified in **Exhibit A**.

4.2 Payment of Fees. The license fees and Services fees are due and payable in full within thirty (15) days of the Effective Date or invoice, whichever is later. Maintenance and Support fees are due in accordance with **Exhibit B**. All payments are due in U.S. dollars. For any and all amounts under this Section not paid within thirty (15) days of the due date Company shall pay interest at the rate of the higher of one and a half percent (1.5%) per month or the maximum interest rate allowable by law. In the event American Capital Acquisition Partners engages a third party to collect payments due from Company, Company shall reimburse American Capital Acquisition Partners for such collection costs, including reasonable attorney's fees.

4.3 Taxes. All charges and fees provided for in this Agreement are exclusive of any taxes, duties, or similar charges imposed by any government. Company shall pay or reimburse American Capital Acquisition Partners for all federal, state, dominion, provincial, or local sales, use, personal property, excise or other taxes, fees, or duties (excluding taxes based on the income of American Capital Acquisition Partners) arising out of this Agreement or the transactions contemplated by this Agreement.

5. Maintenance and Support Services. For so long as Company is current in the payment of all Maintenance and Support Fees, American Capital Acquisition Partners shall provide Maintenance and Support described in **Exhibit B**.

6. Limited Warranty. American Capital Acquisition Partners warrants that the Licensed Software Products and any Enhancements and related documentation will perform materially in accordance with the Documentation for a period of thirty (30) days after the first delivery of the Licensed Software Products. Company shall have no authority to extend such warranty to any third party. If the Licensed Software Products do not perform as warranted, American Capital Acquisition Partners shall within a reasonable time, at its option, provide at no charge to Company the services required to make the Licensed Software Products operate as warranted or replace such Licensed Software Products free of charge. This warranty shall not apply to errors or non-compliance to the extent resulting from (i) modification, alteration, customization, or other changes made to the Licensed Software Products by Company or by any third party; (ii) use of the Licensed Software Products other than as permitted by this Agreement; (iii) defect in the Licensed Software Products that has been caused by any of Company's malfunctioning equipment or third party software; (iv) use, operation or combination of the Licensed Software Products with any programs, data or equipment not provided or specified by American Capital Acquisition Partners if the non-compliance would have been avoided by the use of the Licensed Software Products without said programs, data or equipment; or (v) any of the causes described in Section 1.5 of **Exhibit B**.

7. Disclaimer. Except as set forth above in Section 6, neither American Capital Acquisition Partners or its licensors makes any warranties, whether express, implied or statutory, regarding or relating to the Licensed Software Products or any part thereof or any Deliverables or any Work Product or any materials, Maintenance, Support, consulting or other services furnished or provided to Company under this Agreement. AMERICAN CAPITAL ACQUISITION PARTNERS AND ITS LICENSORS DO NOT WARRANT THAT THE LICENSED SOFTWARE PRODUCTS, DELIVERABLES, WORK PRODUCT (OR ANY PARTS THEREOF) ARE OR WILL BE FREE FROM PROGRAM ERRORS OR THAT THE USE OR RESULTS OF USE OF THE LICENSED SOFTWARE PRODUCTS WILL BE CORRECT. AMERICAN CAPITAL ACQUISITION PARTNERS AND ITS LICENSORS HEREBY DISCLAIM ALL IMPLIED WARRANTIES, INCLUDING OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE LICENSED SOFTWARE PRODUCTS (AND ALL PARTS THEREOF), DELIVERABLES, WORK PRODUCT AND ALL OTHER MATERIALS AND SERVICES, AND WITH RESPECT TO THE USE OF ANY OF THE FOREGOING.

8. Limitation of Liability. IN NO EVENT SHALL AMERICAN CAPITAL ACQUISITION PARTNERS OR ITS LICENSORS BE LIABLE TO COMPANY OR ANY THIRD PARTY FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL, DIRECT, INDIRECT OR PUNITIVE DAMAGES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, LOSS OF DATA, MALFUNCTIONING OF SOFTWARE, LOSS OF SYSTEM AVAILABILITY, LOST PROFITS, LOSS OF USE, COST OF COVER, BUSINESS INTERRUPTION, IN CONNECTION WITH OR ARISING OUT OF THE PERFORMANCE OR USE OF THE LICENSED SOFTWARE PRODUCTS, DELIVERABLES, SERVICES, WORK PRODUCT, OR OTHERWISE RELATING TO THIS AGREEMENT, HOWEVER CAUSED AND WHETHER BASED IN CONTRACT, TORT (INCLUDING NEGLIGENCE) OR ANY OTHER THEORY OF LIABILITY. IN NO EVENT SHALL AMERICAN CAPITAL ACQUISITION PARTNERS AND ITS LICENSORS' LIABILITY UNDER THIS AGREEMENT OR A BREACH THEREOF EXCEED THE TOTAL AMOUNT OF FEES ACTUALLY RECEIVED BY AMERICAN CAPITAL ACQUISITION PARTNERS FROM COMPANY DURING THE NINETY (90) DAY PERIOD IMMEDIATELY PRECEDING THE CLAIM GIVING RISE TO THE LIABILITY.

9. Indemnification

9.1 By Company. Company shall indemnify, defend and hold harmless American Capital Acquisition Partners and its licensors, affiliates, directors, employees, contractors and agents from and against any and all damages, losses, settlements, reasonable attorney's fees and expenses based on any third party claim or action related to or arising from: (i) Company or Company's licensees' (including any User) breach of any term, covenant, or warranty under this Agreement or the EULA, (ii) any representation (by other than American Capital Acquisition Partners) about the performance or operation of the Licensed Software Product that differs from American Capital Acquisition Partners's Documentation and

written marketing material provided by American Capital Acquisition Partners; and/or (iii) any claim or action by or against a Company's licensees, partners, distributors, vendors and suppliers.

9.2 By American Capital Acquisition Partners. Except for claims and/or amounts payable under Section 10.1, American Capital Acquisition Partners shall, at its expense, defend (or at its option settle) Company against any claim, action or allegation brought by a third party against Company alleging that the Licensed Software Product infringes any United States copyright or trade secret of a third party and shall pay any damages or judgments awarded or settlements entered into, subject to the provisions of this Section 9.2. Company shall give immediate written notice to American Capital Acquisition Partners of any such claim, action or allegation of infringement and give American Capital Acquisition Partners the authority to proceed as described herein. American Capital Acquisition Partners will have sole control and the exclusive right to defend any such claim, action or allegation and make settlements thereof at its own discretion, and Company may not settle or compromise such claim, action or allegation, except with prior written consent of American Capital Acquisition Partners.

9.3 Options. In the event any such infringement, claim, action or allegation is brought or threatened, American Capital Acquisition Partners may use reasonable efforts to, at its sole option and expense: (a) procure for Company the right to continue use of the Licensed Software Products or infringing part thereof; (b) modify or amend the Licensed Software Products or infringing part thereof, or replace the Licensed Software Products or infringing part thereof with other software having substantially the same or better capabilities; or, if neither of the foregoing is commercially practicable or cannot be accomplished despite American Capital Acquisition Partners's reasonable efforts, (c) terminate this Agreement and repay to Company prorated amounts paid by Company for the affected Licensed Software Products or infringing part thereof. The foregoing states the entire liability and obligations of American Capital Acquisition Partners and the exclusive remedy of Company with respect to any alleged infringement of intellectual property rights.

9.4 Exclusions. The foregoing obligations will not apply to American Capital Acquisition Partners to the extent the infringement arises as a result of (i) modification or servicing of the Licensed Software Products by Company, or their respective authorized representatives or any third party; (ii) use of the Licensed Software Products with any combination, method or process not provided or specified by American Capital Acquisition Partners; (iii) failure of Company to implement any Updates to the Licensed Software Products provided by American Capital Acquisition Partners; (iv) failure to use the Licensed Software Products as specified in the Documentation; and/or (v) uses of the Licensed Software Products which do not comply with the license or other terms under this Agreement.

10. Confidential Information

10.1 "Confidential Information" means (i) the terms of this Agreement; (ii) the Documentation and Licensed Software Products, in object and source code form, and any related technology, idea, algorithm or information contained therein; (iii) either party's product plans, designs, costs, prices, non-published financial information, marketing plans, business opportunities, personnel, research, development or know-how; and (iv) any information designated by either party as confidential. Confidential Information does not include information that: (a) is or becomes generally known or available by publication, commercial use or otherwise through no fault of the receiving party; (b) is known or has been reduced to tangible form by the receiving party at the time of disclosure and is not subject to restriction; (c) is independently developed by the receiving party without use of the disclosing party's Confidential information; (d) is lawfully obtained from a third party who has the right to make such disclosure; or (e) is released for publication by the disclosing party in writing. The receiving party shall protect the Confidential Information of the other party from unauthorized dissemination and use with the same degree of care that the receiving party uses to protect its own like information. The receiving party shall not use Confidential Information for purposes other than those necessary to directly further the purposes of this Agreement. The receiving party shall not disclose to third parties the other's Confidential Information without the prior consent of the other party.

11. Term and Termination

11.1 Term. This Agreement will take effect on the Effective Date and will remain in force until terminated in accordance with this Agreement.

11.2 Termination by Customer. Customer may terminate this Agreement for any reason or for no reason upon sixty (60) days written notice to American Capital Acquisition Partners.

11.3 Termination by American Capital Acquisition Partners. American Capital Acquisition Partners may terminate this Agreement immediately upon written notice to Company if Company or Company's licensee: (i) breaches any material provision of this Agreement or the EULA and does not cure such breach within ten (10) days of written notice; (ii) admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or similar authority; (iii) becomes subject to any bankruptcy or insolvency proceeding under federal or state statutes; or (iv) fails to timely pay due payments more than twice.

11.4 Effect of Termination. Upon termination of this Agreement, all licenses granted hereunder shall terminate, Company shall cease using the Licensed Software Products and all other rights and duties of the parties toward each other will cease. Termination shall not relieve Company from paying any fees accruing prior to termination and shall not result in the refund of any fees paid. Sections 1, 2.2, 4, 8, 9, 10, 11, 12, 13 and the definitions in the Exhibits and the ownership provisions in **Exhibit C** shall survive termination of this Agreement.

11.5 Return of Licensed Software Products. Immediately upon termination, and in any event within thirty (30) days, Company shall return or, as American Capital Acquisition Partners authorizes, destroy all copies of the Licensed Software Products and all Confidential Information or copies or derivatives thereof in Company's control or possession and upon American Capital Acquisition Partners's request certify in writing to such return or destruction.

12. Arbitration. The parties agree to submit any dispute in connection with this Agreement to be settled by binding arbitration to be held in San Francisco, California, in accordance with the Commercial Arbitration Rules of the American Arbitration Association as then in effect ("the Rules"). The decision of the arbitrator shall be final, conclusive and

binding on the parties to the arbitration. The parties shall each pay one-half of the costs and expenses of such arbitration, and each shall separately pay its counsel fees and expenses unless otherwise required by law. Notwithstanding the foregoing, the parties may apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction, or other interim or conservatory relief, as necessary, without breach of this arbitration agreement and without abridgment of the powers of the arbitrator. THIS ARBITRATION CLAUSE CONSTITUTES A WAIVER OF THE RIGHT TO A JURY TRIAL AND RELATES TO THE RESOLUTION OF ALL DISPUTES RELATING TO ALL ASPECTS OF THE RELATIONSHIP BETWEEN THE PARTIES.

13. Miscellaneous

13.1 Independent Contractors. It is the intention of the parties that the parties are independent contractors. Nothing in this Agreement will in any way be construed to constitute either party as an agent, employee or representative of the other.

13.2 Announcements. American Capital Acquisition Partners may promote Company's use of the Licensed Software Products and Services. American Capital Acquisition Partners may also use Company's name in publicity materials as a licensee of American Capital Acquisition Partners's software and recipient of American Capital Acquisition Partners's Services.

13.3 Governing Law. The parties agree and acknowledge that this Agreement will be construed in accordance with and all disputes hereunder will be governed by the laws of the State of California, excluding its conflict of law rules. The United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement. Company hereby consents to the exclusive jurisdiction and venue of the Superior Court of Santa Clara County and/or the United States District Court for the Northern District of California for any action arising from or relating to this Agreement.

13.4 Notices. Notices or other communications required or permitted to be given by either party pursuant to the terms of this Agreement shall be given in writing to the respective parties either sent by hand delivery, recognized overnight courier or, if within the United States, may also be sent via certified mail, return receipt requested. All notices shall be deemed to have been given and received on the earlier of actual delivery or three (3) days from the date of postmark.

13.5 Assignment. Company may not assign this Agreement, voluntarily or involuntarily, by operation of law, or otherwise, without first (i) obtaining the prior written consent of American Capital Acquisition Partners and (ii) paying an assignment fee equal to 50% of the license fee specified in Exhibit A. Any assignment in violation of the foregoing shall be null and void. This Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

13.6 Force Majeure. Except for the payment of fees when due, neither party will be liable for a delay in performance of its obligations hereunder, to the extent such delay is attributable to causes beyond the reasonable control of such party, including communications and electrical failures and other acts of God (collectively **"Force Majeure"**).

13.7 Waiver/Severability. Failure or delay by a party to enforce the provisions of this Agreement will not be construed as a waiver of such party's rights under this Agreement and will not in any way affect the validity of the whole or any part of this Agreement. If any term, condition, or provision of this Agreement is determined by a court, administrative agency or arbitrator to be invalid, unlawful or unenforceable to any extent, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect.

13.8 Counterparts. This Agreement, including the Statements of Work, may be executed (including by facsimile signature) in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

13.9 Exports. Company agrees to comply with all export laws and restrictions and regulations of the United States Department of Commerce or other United States or other sovereign agency or authority, including the United States Export Administration Regulations, and not to export or allow the export or re-export of any technical data or any Licensed Software Products or other product in violation of any such restrictions, laws or regulations.

13.10 Government Use. The software and accompanying documentation are deemed to be "commercial computer software" and "commercial computer software documentation," respectively, pursuant to DFAR Section 227.7202 and FAR Section 12.212, as applicable. Any use, modification or disclosure of the software and accompanying documentation by the U.S. Government shall be governed solely by the terms of this Agreement and shall be prohibited except to the extent expressly permitted by the terms of this Agreement. If this license is acquired under a U.S. government contract, use, duplication or disclosure by the U.S. Government is subject to restrictions set forth in subparagraphs (a) through (d) of the Commercial Computer-Restricted Rights clause at FAR 52.227-19 when applicable, or in subparagraph (c)(1)(ii) of the Rights in Technical Data and Computer Licensed Software clauses at DFARS 252.227-7013, and in similar clauses in the NASA FAR Supplement. The contractor/manufacturer is American Capital Acquisition Partners.net, Inc.. American Capital Acquisition Partners reserves all rights under United States Copyright Laws.

13.11 Integration. This Agreement (and **Exhibits A, B and C** hereto, which are incorporated herein by reference) is the entire agreement of the parties with respect to the subject matter hereof and supersedes all communications, representations, understandings and agreements, either oral or written, between the parties with respect to said subject matter. No amendment will be made to this Agreement except by a writing signed by both parties.

WHEREFORE, the parties have executed this Agreement below to indicate their acceptance of its terms.

"AMERICAN CAPITAL ACQUISITION PARTNERS, LLC."	"COMPANY"
By: [signature]	By: [signature]
Print Name: LEE ARGUSH	Print Name: ALAN [illegible]
Title: CEO	Title: Managing Director
Date: 1/2/04	Date:

EXHIBIT A
LICENSED SOFTWARE PRODUCTS AND FEES

Licensed Software Products:

Software Module	Version	Price	Server	Territory	Facility
ACAP	4.0	See fees		New Jersey facility	

Requirements:

Permitted Use:
Company may use the American Capital Acquisition Partners software solely in their platform for use by customers under contract to Company.

Training Fees *for training provided for the first three months subsequent to the Effective Date shall be provided at* no charge provided such training takes place at a American Capital Acquisition Partners facility and is less than 40 hours in total. After this 3 month period or beyond the initial 40 hours, training shall be provided at American Capital Acquisition Partners's then prevailing rate.

Consulting Services Fees shall be at the fees as indicated in the attached Statement of Work. Fees for Consulting Services outside the scope of the attached Statement of Work shall be agreed upon in a separate agreement.

Additional Software Modules may be purchased by the Company as offered by American Capital Acquisition Partners at the then prevailing price for such modules.

Fees

Monthly Rent equal to 63% of rent and utilities charged monthly.

Leasing Equipment equal to 40% of monthly leasing costs.

EXHIBIT B
MAINTENANCE AND SUPPORT

1.1 Maintenance and Support Fees. The fee for standard service hours for each one-year period of Maintenance and Support is as set forth in **Exhibit A.** The Maintenance and Support Fee is due annually in advance. American Capital Acquisition Partners may modify the Maintenance and Support Fee for each renewal term by written notice to Company at least sixty (60) days prior to the end of the then-current term.

1.2 Provision of Maintenance and Support Services. Provided that Company has paid the applicable maintenance and support fees noted above, American Capital Acquisition Partners will provide Maintenance and Support in accordance with its support policies and procedures described in the Technical Support Policy Statement attached hereto as Schedule 1, which is incorporated herein by reference. The available levels of support are described therein. Support commences, and all support fees are due, on the date the Licensed Software Products are delivered to Company, provided however that American Capital Acquisition Partners shall have no obligation to provide support if Company fails to make payment for the Maintenance and Support. The support term shall automatically renew, and all applicable fees shall be due, at the commencement of each successive twelve (12) month period unless Company notifies American Capital Acquisition Partners no later than sixty (60) days prior to the end of the then current term. In order to reinstate or renew Maintenance and Support, Company must first pay American Capital Acquisition Partners the then-current annual support services fee and all past unpaid support services fees.

1.3 Term and Termination. Company's Maintenance and Support obligations will commence on the Effective Date and will continue for an initial term of one year. Maintenance and Support will automatically renew at the end of the initial term and any subsequent term for a renewal term of one year unless Company has provided American Capital Acquisition Partners with a written termination notice of its intention not to renew the Maintenance and Support at least sixty (60) days prior to the termination of the then-current term. Termination of Maintenance and Support upon failure to renew will not affect the term of the license of the Licensed Software Products.

1.4 Responsibilities of Company. American Capital Acquisition Partners's obligations under Section 5 of the Agreement are subject to all of the following:
(a) Company shall provide American Capital Acquisition Partners with access (including dial-in and remote access) to Company's personnel and equipment during normal business hours and **(b)** Company shall use all commercially reasonable efforts to provide supervision, control, backup procedures, and management of the use of the Licensed Software Products. In addition, Company shall use commercially reasonable efforts to implement procedures for the protection of information and the implementation of backup facilities in the event of errors or malfunction of the Licensed Software Products.

1.5 Ineligibility for Maintenance and Support. Maintenance and Support will not include services requested as a result of, or with respect to, the causes set forth below (**"Causes"**). With respect to such Causes, should American Capital Acquisition Partners agree to provide services, American Capital Acquisition Partners's standard rates for such services shall apply.
(a) accident;
(b) unusual physical, electrical or electromagnetic stress;
(c) neglect or misuse;
(d) failure of electric power, air conditioning or humidity control;
(e) failure of rotation media not furnished by American Capital Acquisition Partners;
(f) operation of the Licensed Software Products with other media not meeting or not maintained in accordance with specifications;
(g) causes other than ordinary use;
(h) improper installation by Company;
(i) modification, alteration or addition or attempted modification, alteration or addition of the Licensed Software Products undertaken by persons other than American Capital Acquisition Partners or American Capital Acquisition Partners's authorized representatives;
(j) use of Licensed Software Products in connection with software or technology of any party other than American Capital Acquisition Partners that is not approved by American Capital Acquisition Partners;
(k) use of the Licensed Software Products other than in accordance with the Documentation;
(l) use of the Licensed Software Products that deviates from any operating procedures established by American Capital Acquisition Partners in the applicable Documentation;
(m) use of the Licensed Software Products other than as permitted by the Agreement;
(n) defect in the Licensed Software Products that has been caused by any equipment, data or software not supplied by American Capital Acquisition Partners;
(o) use, operation or combination of the Licensed Software Products with any equipment, data or software not supplied or approved by American Capital Acquisition Partners.

1.6 Additional Company Obligations. Company shall document and immediately report all errors or malfunctions of the Licensed Software Products to American Capital Acquisition Partners. Company shall take all steps necessary to carry out procedures for the rectification of errors or malfunctions promptly after such procedures have been received from American Capital Acquisition Partners.

1.7 Change of Fees. After the initial twelve (12) month support term, American Capital Acquisition Partners may change the support fees set forth above by providing Company with sixty (60) days written notice in advance of the renewal date for which any change in such fees would be effective.

Schedule 1
to
Exhibit B
TECHNICAL SUPPORT POLICY STATEMENT

SECTION 1. Definitions.
For purposes of this Schedule, the following terms shall have the following meanings:
"**Minor Updates**" means Updates, if any, not involving additions of substantial functionality. Minor Updates are designated by a change in the number appearing after the product name to the right of the decimal point. American Capital Acquisition Partners is the sole determiner of the availability and designation of a product revision as a Minor Update. Minor Updates exclude software releases which are designated by American Capital Acquisition Partners as containing major Updates or new products. "**Program Errors**" means one or more material and reproducible deviations in the standard, unmodified Licensed Software Products from the applicable specifications shown in the documentation.

SECTION 2. Maintenance/Updates.
In consideration of the maintenance and support fees paid by Company, American Capital Acquisition Partners will provide to Company any Minor Updates made generally available during the one (1) year term of this Technical Support Agreement, and telephone assistance with respect to the Licensed Software Products as described in Section 3 and including (i) clarification of functions and features of the Licensed Software Products; (ii) clarification of Documentation pertaining to the Licensed Software Products; (iii) guidance in the operation of the Licensed Software Products; and (iv) error verification, analysis and correction to the extent possible by telephone.

SECTION 3. Technical Support.
Also, in consideration of the maintenance and support fees paid by Company, American Capital Acquisition Partners will provide Company with American Capital Acquisition Partners's technical support services as described herein.

3.1 Back-end Support: American Capital Acquisition Partners will provide back-end support to Company for Program Errors not resolved by Company pursuant to Company's support policies set forth below. This support includes efforts to identify defective source code and to provide corrections, workarounds and/or patches to correct Program Errors. American Capital Acquisition Partners will provide Company with a telephone number and an e-mail address that Company may use to report Program Errors during American Capital Acquisition Partners's local California business hours (9am-5pm Pacific Standard Time). For priority 1 or 2 failures, Company agrees to notify American Capital Acquisition Partners via both telephone and e-mail. Company agrees to use reasonable commercial efforts to address its User's front-line support questions. Company will identify one (1) member of its customer support staff and an alternate to act as the primary technical liaisons responsible for all communications with American Capital Acquisition Partners's technical support representatives. Such liaisons will have sufficient technical expertise, training and/or experience, for Company to perform its obligations hereunder. American Capital Acquisition Partners will make reasonable efforts to correct significant Program Errors that Company identifies, classifies and reports to American Capital Acquisition Partners and that American Capital Acquisition Partners substantiates. American Capital Acquisition Partners may reclassify Program Errors if it reasonably believes that Company's classification is incorrect. Company will provide sufficient information to enable American Capital Acquisition Partners to duplicate the Program Error before American Capital Acquisition Partners's response obligations will commence. American Capital Acquisition Partners will not be required to correct any Program Error caused by (a) incorporation, attachment of a feature, program, or device to the Licensed Software Products, or any part thereof; (b) any nonconformance caused by accident, transportation, neglect, misuse, alteration, modification, or enhancement of the Licensed Software Products or related data; (c) the failure to provide a suitable installation environment; (d) use of the Licensed Software Products for other than the specific purpose for which the Licensed Software Products are designed; (e) use of the Licensed Software Products on any systems other than the specified hardware platform for such Licensed Software Products; (f) use of defective media or defective duplication of the Licensed Software Products; or (g) failure to incorporate any Minor Update previously released by American Capital Acquisition Partners which corrects such Program Error.
Provided Program Error reports are received by American Capital Acquisition Partners during American Capital Acquisition Partners's local California business hours (9am-5pm Pacific Standard Time), American Capital Acquisition Partners will use reasonable commercial efforts to communicate with Company about the Program Error, via telephone or e-mail within the following targeted response times:

PRIORITY	FAILURE DESCRIPTION	RESPONSE TIME
1	Fatal (no useful work can be done)	24 hours
2	Severe Impact (Functionality disabled): Errors which result in a lack of application functionality or cause intermittent system failure.	4 working days
3	Degraded Operations: Errors causing malfunction of non-critical functions.	10 working days
4	Minimal Impact: attributes and/or options to utility programs do not operate as stated.	Future release, on a business justifiable basis

American Capital Acquisition Partners will use reasonable commercial efforts to resolve each significant Program Error by providing either a reasonable workaround, an object code patch or a specific action plan for how American Capital Acquisition Partners will address the problem and an estimate of how long it will take to rectify the defect. American Capital Acquisition Partners reserves the right to charge Company additional fees at its then standard rates for services performed in connection with reported Program Errors which are

later determined to have been due to hardware or software not supplied by American Capital Acquisition Partners. Notwithstanding the foregoing, American Capital Acquisition Partners has no obligation to perform services in connection with (i) Program Errors resulting from hardware or software not supplied by American Capital Acquisition Partners; or (ii) which occur in the Licensed Software Products release which is not the then current release.

3.2 Front-line Support. Company agrees to use reasonable commercial efforts to address its User's front-line support questions. If Company desires that American Capital Acquisition Partners provide front-line, or first level, technical support to its employees and other Users, then the parties shall negotiate in good faith the terms and fees applicable for such front-line support services. By way of example but not limitation, such front-line support includes but is not limited to, call receipt and screening, installation assistance, problem identification and diagnosis, efforts to create a repeatable demonstration of the Program Error and, if applicable, the distribution of any Minor Updates. In the absence of for fee front-line support, Company agrees that any documentation distributed by Company to its employees will clearly and conspicuously state that employees should call Company for technical support for the Licensed Software Products. American Capital Acquisition Partners will have no obligation to furnish any assistance, information or documentation with respect to the Licensed Software Products, directly to Company's employees or other Users, other than the properly designated liaisons.

SECTION 4. Updates.
During the Support Term (defined below), Company shall be entitled to receive, free of charge, Updates to the Licensed Software Products and Documentation released by American Capital Acquisition Partners to its customers. For avoidance of doubt, Updates do not include any modifications or enhancements that represent a new product, as determined by American Capital Acquisition Partners in its sole discretion. American Capital Acquisition Partners shall support only the most current version of the Licensed Software Products or the version just prior to the most current version, running on the most current version of the Operating System specified in **Exhibit A**.

SECTION 5. Releases.
Standard services described herein are provided for a Licensed Software Product version from the date the version becomes generally available until such version is retired or discontinued by Company. Prior commercial releases may be retired as follows: (i) one month after the release of a subsequent maintenance release, (ii) no sooner than two (2) months after the commercial release of a new minor functional release, (iii) no sooner than three (3) months after the commercial release of a new major functional release. In all cases, telephone support services may be provided with respect to "how to" use of a retired version of a Licensed Software Product for six (6) months following its retirement.

SECTION 6. Reinstatement of Support Services.
If Company notifies American Capital Acquisition Partners of cancellation of support services, American Capital Acquisition Partners obligation to provide Updates are cancelled. Company may elect to renew support services after cancellation by paying any support fees that would have otherwise been paid during the cancellation period.

SECTION 7. Reimbursable Expenses.
Company shall promptly reimburse American Capital Acquisition Partners for any reasonable out-of-pocket expenses incurred by American Capital Acquisition Partners in connection with providing services to Company. All telecommunication charges are considered out-of-pocket expenses. American Capital Acquisition Partners associate time spent during air travel to and from Company Site shall be calculated from airport to airport, excluding layovers, and charged as a reimbursable expense at one-half the current daily professional services rate. All such expenses will be billed as incurred.